FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.   **Name and Address of Company**

EnerNorth Industries Inc. ("EnerNorth" or the "Company")
1 King Street West, Suite 1502
Toronto, Ontario
M5H 1A1

Item 2.   **Date of Material Change**

December 12, 2006.

Item 3.   **Press Release**

Press release was issued by EnerNorth on December 15, 2006 and disseminated by CCNMatthews via North American Disclosure wire service.

Item 4.   **Summary of Material Change**

EnerNorth announced that on December 12, 2006 it had received notice from the American Stock Exchange ("AMEX") that the Company is not in compliance with certain continued listing standards.

Item 5.   **Full Description of Material Change**

On December 12, 2006 EnerNorth received notice from the American Stock Exchange ("AMEX") that it is not in compliance with certain continued listing standards, specifically, Section 1003(a)(i) of the Company Guide with shareholders' equity of less than US$2,000,000 and losses from continuing operations and/or net losses in two out of its three most recent fiscal years, and Section 1003(a)(ii) of the Company Guide with shareholders' equity of less than US$4,000,000 and losses from continuing operations and/or net losses in three out of its four most recent fiscal years (the "Notice") (attached hereto as Exhibit B).

In order maintain the AMEX listing, the Company must submit a plan by January 12, 2007, advising AMEX of the action it has have taken, or will take, that would bring the Company into compliance with the applicable listing standards no later than June 12, 2008. If AMEX accepts the plan, EnerNorth may be permitted to continue its listing during the plan period of up to 18 months, during which time the Company will be subject to periodic review to determine whether the Company is making progress consistent with the plan. If the Company is not in compliance with the continued listing standards at the end of the plan period, or we do not make progress consistent with the plan during the plan period, AMEX may initiate delisting proceedings.

The Company has contacted AMEX to confirm receipt of the Notice and to advise the AMEX that the Company intends to submit a plan. There is no guarantee that we will be able to complete and timely file a plan, that the plan will be accepted by AMEX, or that we will be able to make progress consistent with the plan if it is accepted. Prior to filing

the plan and, if a plan is timely filed, while the plan is under review by AMEX, we expect that our common stock will continue to trade without interruption on AMEX.

Item 6.   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable.

Item 7.   **Omitted Information**

No information has been omitted from this Material Change Report.

Item 8.   **Senior Officer**

The following senior officer of EnerNorth is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

Sandra J. Hall

President/Secretary

EnerNorth Industries Inc.

Telephone: (416) 861-1484
Facsimile: (416) 861-9623

DATED December 15, 2006.


ENERNORTH INDUSTRIES INC.


" Sandra J. Hall"

Per: _____
Sandra J. Hall, President/Secretary



ENERNORTH INDUSTRIES INC.

News Release

EnerNorth notified by AMEX of Continued Listing Standards Non-Compliance; Company expects its Common Shares to Remain Listed while it engages in AMEX Compliance Process

Toronto, Canada – December 15, 2006 – **EnerNorth Industries Inc.** (AMEX: ENY & Frankfurt Stock Exchange: EPW1) (www.enernorth.com) ("EnerNorth" or the "Company") announces that on December 12, 2006 it received notice from the American Stock Exchange ("AMEX") that the Company does not meet certain continued listing standards, specifically Section 1003(a)(i) of the Company Guide with shareholders' equity of less than US$2,000,000 and losses from continuing operations and/or net losses in two out of its three most recent fiscal years, and Section 1003(a)(ii) of the Company Guide with shareholders' equity of less than US$4,000,000 and losses from continuing operations and/or net losses in three out of its four most recent fiscal years.

The Company has the opportunity to submit a plan of compliance to the AMEX by January 12, 2007 advising AMEX of the action the Company has taken, or will take, that would bring it into compliance with the continued listing standards listed no later than June 11, 2008. If AMEX accepts the plan, the Company may be able to continue its listing during the plan period of up to eighteen months, during which time the Company will be subject to periodic review to determine whether it is making progress consistent with the plan. If AMEX does not accept the Company's plan or if the Company does not make progress consistent with the plan during the plan period or if the Company is not in compliance with the continued listing standards at the end of the plan period, AMEX may then initiate delisting proceedings.

EnerNorth intends to submit a plan to the AMEX on or before January 12, 2007.

In June 2005 the Ontario Superior Court granted an Order ("Order") recognizing and enforcing in Ontario a US $5.6 million judgment that Oakwell Engineering Limited (a Singapore company) had obtained against the Company from the High Court of Singapore in August 2002. The Company appealed the Order to the Court of Appeal of Ontario, which dismissed the appeal.

On September 8, 2006 the Company filed an application for leave to appeal the Order to the Supreme Court of Canada. The Company seeks leave to argue that the Order should not have been granted because Singapore does not adhere to the rule of law or provide independent and impartial tribunals as those concepts are understood in Canadian law. The Supreme Court will only grant leave if it is persuaded that the case raises issues of public importance. The Supreme Court's decision on the leave application is not expected until late 2006 or early 2007.

As a result of the Company recording the judgment (approximately CDN$7.8 million as of September 30, 2006) and the related legal costs, the Company's shareholders' equity is below AMEX's continued listing standards.

EnerNorth is a junior oil and gas company carrying out operations through production, development and exploration of oil and gas in the Western Sedimentary Basin, Canada.

There are approximately 4.293 million shares issued and outstanding in the capital of the Company.

For further information contact:
Sandra Hall
President
Telephone: (416) 861-1484
 www.enernorth.com

EXHIBIT B

AMERICAN   American Stock Exchange
STOCK EXCHANGE   86 Trinity Place
Equities Options ETFs   New York, New York 10006-1872

James P. Mollen
Director - Listing Qualifications
T 212 306 2391
F 212 306 5359
james.mollen@amex.com

December 12, 2006

Via Facsimile and U.S. Mail

Mr. Scott T. Hargreaves
Chief Financial Officer
EnerNorth Industries Inc.
1 King Street West, Suite 1502
Toronto, Ontario, Canada M5H 1A1

Dear Mr. Hargreaves:

The American Stock Exchange LLC (the "Amex" or "Exchange"), as a self-regulatory organization, has the responsibility to provide a fair and orderly marketplace to issuers and to the investing public. Included in these responsibilities is the obligation to take appropriate steps to ensure that companies listed on the Amex comply with applicable continued listing standards. Investors in companies listed on the Amex have a reasonable expectation that those companies comply with such listing standards or, at a minimum, have a plan in place to return to compliance within a specified time.

A review of EnerNorth Industries Inc.'s (the "Company" or "EnerNorth") Form 20-F for the period ended June 30, 2006 indicates that it does not meet certain of the Exchange's continued listing standards as set forth in Part 10 of the Amex Company Guide (the "Company Guide"),[1] and the Company has therefore become subject to the procedures and requirements of Section 1009 of the Company Guide. Specifically, the Company is not in compliance with Section 1003(a)(i) of the Company Guide with shareholders' equity of less than $2,000,000 and losses from continuing operations and/or net losses in two out of its three most recent fiscal years, and Section 1003(a)(ii) of the Company Guide with shareholders' equity of less than $4,000,000 and losses from continuing operations and/or net losses in three out of its four most recent fiscal years.

In order to maintain its Amex listing, the Company must submit a plan by January 12, 2007 advising the Exchange of action it has taken, or will take, that would bring it into compliance with the continued listing standards identified above within a maximum of l8 months of receipt of this letter. The plan should include specific milestones, quarterly financial projections, and

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[1] The Amex Company Guide may be accessed at www.amex.com

details related to any strategic initiatives the Company plans to complete.[2] The Listings Qualifications Department management will evaluate the plan, including any supporting documentation, and make a determination as to whether the Company has made a reasonable demonstration in the plan of an ability to regain compliance with the continued listing standards within 18 months, in which case the plan will be accepted. If the plan is accepted, the Company may be able to continue its listing during the plan period of up to 18 months, during which time it will be subject to periodic review to determine whether it is making progress consistent with the plan.[3]

Accordingly, the Company must contact me at the phone number above or Diana Dodi at (212) 306-2396 by December 19, 2006 to confirm receipt of this letter, discuss any possible financial data of which the Exchange staff may be unaware, and indicate whether or not it intends to submit a plan.

Please be advised that, if EnerNorth does not submit a plan, or submits a plan that is not accepted, the Company will be subject to delisting proceedings. Furthermore, if the plan is accepted but the Company is not in compliance with the continued listing standards at the conclusion of the 18-month plan period or does not make progress consistent with the plan during the plan period, the Exchange staff will initiate delisting proceedings as appropriate. The Company may appeal a staff determination to initiate delisting proceedings in accordance with Section 1010 and Part 12 of the Company Guide.

This letter constitutes notice of a failure to satisfy certain of the Exchange's continued listing standards. The Company is therefore required to file a current report on Form 8-K pursuant to Item 3.01 of that Form within the requisite time periods. The Company must also issue a press release pursuant to Sections 401 and 1009 of the Company Guide, contemporaneously with the filing of the Form 8-K that discloses receipt of this letter and the fact that it is not in compliance with the specified provisions of the Amex continued listing standards.[4] Please note however, that satisfying these filing and publication requirements does not relieve the Company of its obligation to assess the materiality of this letter on an ongoing basis under the federal securities laws nor does it provide a safe harbor under the federal securities laws or otherwise. Accordingly, the Company should consult with securities counsel regarding disclosure and other obligations mandated by law.

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[2] For your convenience, a suggested format for plan responses is attached. Please note that the information outlined in the suggested format is for information purposes only and is not intended to provide specific plan requirements. However, your plan must demonstrate an ongoing continuous effort to regain compliance through specific goals and initiatives, which can reasonably be expected to be completed within the plan period.

[3] Please be advised that if the Exchange accepts the Company's plan of compliance, the Company must issue a press release disclosing the fact that it has fallen below the continued listing standards of the Amex and that its listing is being continued pursuant to an extension. The press release must be issued within five (5) business days from notification that the plan has been accepted.

[4] This notice should be provided to the Amex StockWatch Department (telephone: 212-306-8383; facsimile: 212-306-1488) and the Listing Qualifications Department (telephone: (212) 306-1331 facsimile: 212-306-5359).

Please be advised that within five days of the date of this letter, the Company will be included in a list of issuers that are not in compliance with the Exchange's continued listing standards. This list is posted daily on www.amex.com and includes the specific listing standard(s) with which a company does not comply. Furthermore, the Exchange is utilizing the financial status indicator fields in the Consolidated Tape Association's Consolidated Tape System ("CTS") and Consolidated Quote Systems ("CQS") Low Speed and High Speed Tapes to identify companies that are noncompliant with the Exchange's continued listing standards and/or are delinquent with respect to a required federal securities law periodic filing. Therefore, the Company will become subject to the indicator .BC to denote its non-compliance.[5] The indicator will not change the Company's trading symbol itself, but will be disseminated as an extension of the Company's symbol on the CTS and CQS whenever the Company's trading symbol is transmitted with a quotation or trade. Both the website posting and indicator will remain in effect until such time as the Company has regained compliance with all applicable continued listing standards.

This letter and any response may, until disclosed via the SEC filing and press release, constitute non-public information in accordance with federal securities laws, and you may wish to consult with your legal counsel about the Company's obligations in this regard. The only designated representatives at the Exchange with which this matter should be discussed are staff members of the Listing Qualifications and StockWatch Departments. Further, as I am sure you are aware, pursuant to Section 910 of the Company Guide, Amex Specialists must be treated as members of the public, and accordingly, no non-public information should be discussed with or otherwise disclosed to the Company's specialist.

The Amex remains hopeful that EnerNorth will be able to maintain its listing. If you are in need of any assistance in this matter, please do not hesitate to contact myself at the above phone number or Diana Dodi.

Sincerely,

/s/ James Mollen

Enclosures

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[5] Please note that companies that become delinquent with respect to a required federal securities law periodic filing will become subject to the website posting and indicator .LF.